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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                            Ugly Duckling Corporation
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   903512 10 1
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                                 (CUSIP Number)

                                 Christopher D. Johnson, Esq.
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                                 Squire, Sanders & Dempsey, LLP
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                                 40 North Central Avenue, Suite 2700
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                                 Phoenix, AZ 85004
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                                 (602) 528-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2000
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No.: 903512 10 1
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Ernest C. Garcia, II
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      / /

                  (b)      / /
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         3.       SEC Use Only
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         4.       Source of Funds (See Instructions):  PF, OO
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)    / /
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         6.       Citizenship or Place of Organization: United States of America
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Number of Shares      7.       Sole Voting Power:  5,042,300
Beneficially by
Owned by Each         8.       Shared Voting Power:  -0-
Reporting Person
With                  9.       Sole Dispositive Power:  5,042,300

                      10.      Shared Dispositive Power:  -0-

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  5,042,300
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)   / /
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         13.      Percent of Class Represented by Amount in Row (11): 40.7%
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         14.      Type of Reporting Person (See Instruction):  IN


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         Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Schedule 13D statement dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, and Amendment No. 2 dated October 27, 2000, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended to update certain information regarding Ernest C. Garcia, II.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company beneficially owned by Mr. Garcia to date, in the aggregate amount of approximately $2,860,000, has been acquired with personal funds and working capital of Verde Investments, Inc. ("Verde"), which is beneficially owned by Mr. Garcia.

ITEM 4.  PURPOSE OF TRANSACTION

The last paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

Mr. Garcia still believes that the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he remains interested in the possibility of acquiring all of the outstanding shares. Accordingly, to the extent that the Common Stock remains in its current price range, Mr. Garcia may consider a new proposal to the Company or other possible acquisitions of some or all of the outstanding Common Stock owned by other shareholders of the Company (either alone or in combination with other interested parties, which could include members of the Company's executive management). Such acquisition might be accomplished through a number of alternative transactions, including without limitation, open market purchases, tender offers, privately negotiated transactions and/or a recapitalization of the Company, in which such shares of Common Stock could be converted into the right to receive some combination of cash and debt, or all debt. Any such recapitalization could be effected through a merger or other reorganization of the Company. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Garcia beneficially owns an aggregate of 5,042,300 shares, approximately 40.7%, of the Common Stock of the Company consisting of: (i) 4,500,000 shares owned directly by Mr. Garcia, (ii) 522,300 shares owned indirectly by Mr. Garcia through his beneficial ownership of Verde; and (iii) 20,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b) Mr. Garcia has the sole power to vote and to dispose of 5,042,300 shares.

(c) Mr. Garcia, through his beneficial ownership of Verde, executed the following transactions within the last 60 days:

         - On November 13, 2000, Mr. Garcia acquired 360,000 shares of Common Stock at $5.50 per share in an open market transaction;

         - On November 14, 2000, Mr. Garcia acquired 58,000 shares of Common Stock at $5.50 per share and 85,500 shares of Common Stock at $5.375 per share, both in open market transactions; and

         - On November 15, 2000, Mr. Garcia acquired 18,800 shares of Common Stock at $5.50 per share in an open market transaction.

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(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Not applicable.



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       November 16, 2000
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                                       Date

                                       /s/ Ernest C. Garcia, II
                                       ----------------------------------------
                                       Ernest C. Garcia, II


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